BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Monday, 29 April 2002
SUBJECT:	ASX Announcement
PAGES (inc. cover)	3

02028728

02 APR 29 AM 11:01

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following Media Release which was released through the Australian Stock Exchange today –

BresaGen shares in $US3.5m award from USA Government

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SUPPL

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

dw 4/30

If there are any problems with this transmission, call 08 8234 2660

Monday, 29 April 2002

BresaGen shares in $US3.5m award from USA Government

The Board of BresaGen announced today that its US affiliate Cellsaurus Inc had become one of the first recipients of the USA Federal Government's funding of human embryonic stem cell research. The funding has come from the National Institutes of Health (NIH) grant of a resource infrastructure enhancement award for human embryonic stem cell (hESC) research. The award to be shared with three other non-listed organisations provides approximately $US3.5 million over two years.

"This award to Cellsaurus represents one of the first major expenditures by the NIH for supporting human embryonic stem cell research," said Ruth Kirschstein, M.D., Acting NIH Director. "By providing these funds, the NIH is hoping to get these cells into the hands of basic scientists as quickly as possible."

This award will stimulate the use of hESC in basic research by providing funds for expansion, testing, quality assurance, and distribution of existing cell lines that meet the President's criteria for federal funding of research on hESC.

Along with Cellsaurus, three other entities will receive an infrastructure enhancement award: ES Cell International Pty Ltd, of Melbourne, Victoria, Australia; the University of California, San Francisco (UCSF); and the Wisconsin Alumni Research Foundation of Madison, Wisconsin. The four awardees are listed on the NIH Human Embryonic Stem Cell Registry, http://escr.nih.gov, and have a combined total of 17 stem cell lines that will be available to scientists for basic research.

'We welcome this practical assistance from the US Federal Government, through the NIH, to enable research in this critical area," said Dr John Smeaton, CEO & President of BresaGen Limited. "This research award complements the product development activities of the Company, supported by the Australian Federal Government via an AusIndustry Start Grant. The recognition of our work by both the American and Australian Federal Governments is gratifying as it acknowledges the importance of the stem cell area."

"I am sure this support will be welcomed by various patient groups who will ultimately benefit from developments in this area," Dr Smeaton commented.

For further information contact:

Dr Chris Juttner
Vice President, Clinical Development
BresaGen Limited
Phone: 08 8234 2660
Mob: 0408 185 100

Anna Candler,
The Six Hats Pty Ltd-Investor Relations
Phone: 02 9252 4489
Mobile: 0412 995 586

Dr Meera Verma
Vice President and Chief Operating Officer
BresaGen Limited
Phone: 08 8234 2660

About BresaGen Limited
BresaGen is a biotechnology company committed to the discovery and commercial development of innovative bio-therapies. Drawing on two decades of experience, the company has earned a reputation for excellence in the fields of reproductive and developmental biology and in the manufacture of recombinant protein pharmaceuticals. The Company has offices and laboratories in Adelaide, Australia and Athens, Georgia USA and is represented by three divisions, Protein Pharmaceuticals, Cell Therapy and Reproductive Biotechnology.

The Cell Therapy division represents a research and development program that takes the company's proprietary position in embryonic stem cell differentiation and primarily applies it to the treatment of neurodegenerative disease. The division also has an extensive program developing catheter and imaging technology for neurosurgical cell delivery.

The Protein Pharmaceuticals division operates a GMP facility with experience in the manufacture of recombinant proteins. The division has a pipeline of human therapeutic candidates in development that include potential treatments for myeloid leukemia, rheumatoid arthritis, and growth hormone deficiency.

The Reproductive Biotechnology division represents a research program developing improved cloning technologies in the pig for accelerated genetic improvement and xenotransplant applications.

About National Institutes of Health (NIH)
The NIH is a component of the US Department of Health and Human Services, and the premier US federal agency for biomedical research. See website: http://www.nih.gov/news/

This press release contains forward-looking statements which reflect the Company's current expectation regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategy, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.